FILED PURSUANT TO RULE 425
Filer:  UnionBanCal Corporation
Issuer:  UnionBanCal Corporation
Commission File Number:  001-15081


    UnionBanCal Corporation Reports 16% Increase in Third Quarter
Net Income Per Share and 19% Increase in Operating Earnings Per Share


    SAN FRANCISCO--(BUSINESS WIRE)--Oct. 15, 2003--UnionBanCal Corporation (NYSE:UB) today reported third quarter 2003 net income of $155.0 million, or $1.02 per diluted common share, a 15.9 percent increase over the $0.88 per diluted common share earned in third quarter 2002. Operating earnings were the same as net income for the quarter, representing an 18.6 percent increase over operating earnings of $0.86 per diluted common share in third quarter 2002. Operating earnings for third quarter 2002 excluded the after-tax effect of a $3.2 million net reduction in income tax expense attributable to a permanent reduction in taxes associated with changes in California state tax law.
    For the first nine months of 2003, net income was $435.3 million, up $52.4 million, or 13.7 percent, compared with the same period last year. Net income per diluted common share was $2.87, up 18.1 percent over the first nine months of 2002, while operating earnings per diluted common share were $2.83, up 17.9 percent.
    "I am pleased with both our third quarter and year-to-date results," stated Norimichi Kanari, President and Chief Executive Officer. "Our 18.6 percent increase in third quarter operating earnings per share was fueled by excellent deposit growth, which led to higher net interest income and noninterest income. Total revenue was more than 7 percent higher than prior year, despite a markedly lower interest rate environment. Noninterest income grew 19 percent over last year, and represented 33 percent of total revenue for the quarter, up from 30 percent a year earlier, demonstrating the ongoing success of our strategic initiatives emphasizing fee income growth. In addition, asset quality continued to improve, resulting in a lower provision for credit losses.
    "During the quarter, we completed the acquisition of Monterey Bay Bank, which added eight full-service branches in the greater Monterey Bay area to Union Bank of California's existing branch network, and we announced our agreement to acquire Business Bank of California, which operates 15 branches in southern and northern California. The Business Bank acquisition is expected to close early next year and will further advance our strategy of extending and adding density to our footprint in California," continued Kanari.
    "In September, we announced the repurchase of 6.7 million shares of common stock from our majority shareholder, The Bank of Tokyo-Mitsubishi, for $300 million," continued Kanari. "The transaction further demonstrates our commitment to prudently manage capital and provide increased returns to our shareholders. Our recent capital management initiatives have contributed significantly to the 200 basis point increase in our third quarter operating return on equity," concluded Kanari.

    Total Revenue

    For third quarter 2003, total revenue (taxable-equivalent net interest income plus noninterest income) was $603.2 million, an increase of $ 41.5 million, or 7.4 percent, compared with third quarter 2002. Net interest income increased 2.3 percent, while noninterest income increased 19.1 percent. Compared with second quarter 2003, total revenue on an operating basis was $22.6 million, or 3.9 percent, higher with net interest income increasing 4.0 percent and noninterest income on an operating basis increasing 3.8 percent.

    Net Interest Income (Taxable-equivalent)

    Net interest income was $401.7 million in third quarter 2003, up $9.1 million from the same quarter a year ago. Volume gains in deposits and earning assets were largely offset by the effects of the lower interest rate environment and a shift in the mix of earning assets. Average earning assets grew $5.1 billion, or 15.6 percent, primarily due to a $4.0 billion, or 67.7 percent, increase in average securities, a $763 million, or 164.6 percent, increase in average money market assets, and a $361 million, or 1.4 percent, increase in average loans. Average residential mortgages increased $1.4 billion, or 24.5 percent, and average commercial mortgages increased $400 million, or 10.4 percent. Average commercial loans decreased $1.6 billion, or 14.1 percent, primarily due to weak commercial loan demand. Average noninterest bearing deposits increased $3.8 billion, or 30.6 percent, with title and escrow deposits increasing 56 percent and other business demand deposits increasing 27 percent. Average noninterest bearing deposits represented 46.8 percent of total deposits, up from 43.9 percent in the same quarter a year ago. The annualized all-in cost of funds contracted to just 0.50 percent.
    Due to the lower interest rate environment, the average yield on earning assets of $37.9 billion declined 92 basis points year-over-year, while the average rate on interest bearing liabilities of $20.8 billion fell 63 basis points. The net interest margin in third quarter 2003 was 4.22 percent, a decrease of 55 basis points compared with third quarter 2002.
    On a sequential quarter basis, net interest income increased $15.3 million, or 4.0 percent. Average earning assets grew $1.8 billion, or
4.9 percent, with average securities increasing $2.2 billion, or 29.0 percent, and average loans declining $185 million, or 0.7 percent. Average noninterest bearing deposits increased $1.3 billion, or 8.6 percent. The net interest margin decreased 7 basis points to 4.22 percent.

    Noninterest Income

    In third quarter 2003, noninterest income on an operating basis was $201.5 million, up $32.4 million, or 19.1 percent, from the same quarter a year ago. Service charges on deposit accounts increased $13.2 million, or 19.2 percent, primarily due to higher deposit volumes and higher account analysis and overdraft fees. Trust and investment management fees were flat, and insurance commissions increased $9.6 million, to $15.8 million, primarily reflecting the fourth quarter 2002 acquisition of John Burnham Insurance Services and the second quarter 2003 acquisition of Tanner Insurance Brokers.
    Noninterest income on an operating basis increased $7.3 million, or 3.8 percent, on a sequential quarter basis. Service charges on deposits increased $3.9 million, or 5.0 percent, and trust and investment management fees increased $2.3 million, or 6.9 percent.

    Noninterest Expense

    Noninterest expense for third quarter 2003 was $348.9 million, an increase of $31.0 million, or 9.8 percent, over third quarter 2002. Salaries and other compensation expense increased $17.6 million, or
11.6 percent, primarily due to higher employee count associated with acquisitions and de novo branch openings, and annual merit increases. Employee benefits expense increased $5.4 million, or 17.8 percent, primarily due to higher employee count associated with acquisitions and de novo branch openings, and increases in health benefits expense for both current employees and retirees. Intangible asset amortization expense was $2.6 million, an increase of $1.1 million compared with prior year, due to recent acquisitions.
    Compared with second quarter 2003, noninterest expense on an operating basis increased $2.1 million, or 0.6 percent. Salaries and other compensation expense increased $8.1 million, or 5.0 percent, due primarily to higher performance-related incentive expense and higher employee count associated with acquisitions.
    The operating efficiency ratio for third quarter 2003 was 57.8 percent, compared with 56.6 percent in third quarter 2002, and 59.7 percent in second quarter 2003. The increase in the efficiency ratio versus prior year was due primarily to the lower interest rate environment in third quarter 2003 and its adverse effect on net interest income.

    Year-to-Date Results

    For the first nine months of 2003, total revenue on an operating basis was $1.8 billion, an increase of $97 million, or 5.8 percent, compared with the same period in 2002. Net interest income increased
1.7 percent, and noninterest income on an operating basis increased
15.3 percent.
    Net interest income was $1.2 billion in the first nine months of 2003, a $20 million, or 1.7 percent, increase from the same period a year ago. The positive effect of higher volumes of noninterest bearing demand deposits and earning assets was substantially offset by the adverse effect of the lower interest rate environment in 2003. Compared with prior year, net interest margin for the first nine months declined 42 basis points, to 4.35 percent.
    Noninterest income on an operating basis in the first nine months of 2003 increased $76.9 million, or 15.3 percent, over the same period in 2002. Service charges on deposits increased $27.4 million, or 13.4 percent, primarily due to higher account analysis and overdraft fees, and higher deposit volumes. Trust and investment management fees decreased $8.4 million, or 7.7 percent, while insurance commissions increased $25.1 million, or 125.6 percent, due primarily to recent insurance brokerage acquisitions. In the first nine months of 2003, auto lease residual writedowns were $0.3 million, compared with $9.0 million in the first nine months of 2002.
    For the first nine months of 2003, noninterest expense on an operating basis increased $92.2 million, or 9.7 percent, over the same period in 2002. Salaries and other compensation expense increased $35.6 million, or 7.9 percent, primarily due to merit increases and higher employee count associated with recent acquisitions and de novo branch openings. Employee benefits expense increased $19.4 million, or
19.7 percent, primarily due to higher health benefits expense for current employees and retirees, and to higher employee count. Intangible asset amortization expense was $8.3 million, an increase of $4.6 million compared with prior year, due to recent acquisitions. The operating efficiency ratio for the first nine months of 2003 was 59.0 percent, compared with 56.8 percent in the first nine months of 2002. The increase in the efficiency ratio was due primarily to the lower interest rate environment in 2003 and its adverse effect on net interest income.

    Credit Quality

    Nonperforming assets at September 30, 2003, were $344 million, or
0.81 percent of total assets. This compares with $380 million, or 0.89 percent of total assets at June 30, 2003, and $396 million, or 1.05 percent of total assets, at September 30, 2002.
    For third quarter 2003, the provision for credit losses was $20 million, compared with $25 million in second quarter 2003, and $40 million in third quarter 2002. Net loans charged off in third quarter 2003 were $38 million, compared with $53 million in second quarter 2003, and $42 million in third quarter 2002.
    At September 30, 2003, the allowance for credit losses as a percent of total loans and as a percent of nonaccrual loans was 2.11 percent and 161.4 percent, respectively. These ratios were 2.17 percent and 147.1 percent, respectively, at June 30, 2003, and 2.40 percent and 157.7 percent, respectively, at September 30, 2002.

    Balance Sheet and Capital Ratios

    At September 30, 2003, the Company had total assets of $42.6 billion and total deposits of $36.0 billion. Total shareholders' equity was $3.7 billion and the tangible equity ratio was 8.05 percent. Book value per share was $25.32, up 4.5 percent from a year earlier. The Company's Tier I and total risk based capital ratios at September 30, 2003, were 10.96 percent and 12.58 percent, respectively.

    Share Repurchases

    As previously announced, on September 4, 2003, the Company repurchased 6.7 million shares of common stock, at a price of $45.05 per share, from its majority shareholder, The Bank of Tokyo-Mitsubishi, Limited. The Company did not repurchase any other shares during the quarter. At September 30, 2003, the Company had authority from its Board of Directors to repurchase an additional $115 million of common stock under its common stock repurchase plan.
    Common shares outstanding at September 30, 2003, were 145.1 million, a decrease of 5.1 million shares, or 3.4 percent, from one year earlier.

    Fourth Quarter 2003 Earnings Per Share Guidance

    The Company currently estimates that fourth quarter 2003 fully diluted earnings per share will be in the range of $0.98 to $1.03, with a provision for credit losses of approximately $15 million.

    Recent Event

    On September 26, 2003, UnionBanCal Corporation announced its intention to acquire Business Bank of California, a subsidiary of Business Bancorp. This communication is not a solicitation of a proxy from any security holder of Business Bancorp. Business Bancorp, and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Business Bancorp in connection with the merger. Information about the directors and executive officers of Business Bancorp and their ownership in Business Bancorp stock is set forth in the proxy statement for Business Bancorp's 2003 annual meeting of stockholders. Employment and compensation agreements of certain potential participants, including salary continuation agreements and change of control agreements, are filed as exhibits to the Business Bancorp Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended June 30, 2003. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.
    Shareholders of Business Bancorp and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which UnionBanCal and Business Bancorp will file with the SEC in connection with the proposed merger, because it will contain important information about UnionBanCal, Union Bank of California, Business Bancorp, Business Bank of California, the merger, the persons soliciting proxies in the merger and their interests in the merger, and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC website (http://www.sec.gov) and from each of Union Bank of California and Business Bank of California by contacting:
    John A. Rice, Jr., SVP - UnionBanCal Corporation Investor Relations, 415-765-2969
    Alan J. Lane, CEO - Business Bancorp, 909-888-2265

    Use of Non-GAAP Financial Measures

    This press release contains certain references to operating earnings, and other financial measures identified as being stated on "an operating basis" or qualified by the word "operating", that include adjustments from comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States of America (GAAP). Operating earnings, as used herein, differs from net income reported under GAAP in that operating earnings excludes unusual or non-recurring charges, losses, credits or gains. Similarly, other financial measures that are identified herein as being stated on "an operating basis" or qualified by the word "operating" exclude these unusual or non-recurring charges, losses, credits or gains. This press release identifies the specific items excluded from the comparable GAAP financial measure in the calculation of each non-GAAP financial measure. Because these items and their impact on the Company's performance are difficult to predict, management believes that financial presentations excluding the impact of these items provide useful supplemental information which is important to a proper understanding of the Company's core business results by investors. These presentations should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures presented by other companies. For a detailed reconciliation of data presented on an operating basis to GAAP financial measures, please refer to Exhibits 5 and 6 accompanying this press release.

    Forward-Looking Statements

    The following appears in accordance with the Private Securities Litigation Reform Act: This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by looking at the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." They may also consist of annualized amounts based on historical interim period results. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, government policies and regulations (including monetary and fiscal policies), legislation, economic conditions, credit quality of borrowers, operational factors, competition in the geographic and business areas in which the Company conducts its operations, and global political and general economic conditions. A complete description of the Company, including related risk factors, is discussed in the Company's public filings with the Securities and Exchange Commission, which are available by calling (415) 765-2969 or online at http://www.sec.gov. All forward-looking statements included in this press release are based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement.

    Conference Call and Webcast

    The Company will conduct a conference call to review third quarter and year-to-date results at 8:30 AM PDT (11:30 AM EDT) on October 16, 2003. Interested parties calling from locations within the United States should call 888-428-4480 (651-291-0900 from outside the United States) 10 minutes prior to the beginning of the conference.
    A live webcast of the call will be available at http://www.uboc.com. Simply follow the links to the Investor Relations section of the website. The webcast replay will be available on the website within 24 hours after the conclusion of the call, and will remain on the website for a period of one year.
    A recorded playback of the conference call will be available by calling 800-475-6701, (320-365-3844 from outside the United States) from approximately 12:00 PM PDT (3:00 PM EDT), October 16, through 11:59 PM PDT, October 23 (2:59 AM EDT, October 24). The reservation number for this playback is 699420.
    Based in San Francisco, UnionBanCal Corporation is a bank holding company with assets of $42.6 billion at September 30, 2003. Its primary subsidiary, Union Bank of California, N.A., has 278 banking offices in California, 4 banking offices in Oregon and Washington and 20 international facilities.



               UnionBanCal Corporation and Subsidiaries
                   Financial Highlights (Unaudited)


                       As of and for the           Percent Change to
                       Three Months Ended          Sept. 30, 2003 from
                 --------------------------------  ------------------
On a Reported
Earnings Basis:

(Dollars in
 thousands,
 except per      Sept. 30,   June 30,    Sept. 30,  Sept. 30, June 30,
 share data)       2002        2003        2003       2002     2003
--------------  ---------   ---------    --------   --------  -------
Results of
 operations:
Net interest
 income (1)     $392,636     $386,422     $401,736     2.32%   3.96%
Noninterest
 income          169,116      203,171      201,470    19.13%  (0.84%)
                --------    ---------    ---------
Total revenue    561,752      589,593      603,206     7.38%   2.31%
Noninterest
 expense         317,824      351,004      348,861     9.77%  (0.61%)
Provision for
 credit losses    40,000       25,000       20,000   (50.00%)(20.00%)
                --------    ---------    ---------
Income before
 income
 taxes (1)       203,928      213,589      234,345    14.92%   9.72%
Taxable-
 equivalent
 adjustment          534          645          647    21.16%   0.31%
Income tax
 expense          65,163       68,186       78,653    20.70%  15.35%
               ---------    ---------    ---------  -
Net income      $138,231     $144,758     $155,045    12.16%   7.11%
               =========    =========    =========

Per common share:

Net income-
 basic             $0.89        $0.96        $1.04    16.85%   8.33%
Net income-
 diluted            0.88         0.96         1.02    15.91%   6.25%
Dividends (2)       0.28         0.31         0.31    10.71%   0.00%
Book value
 (end of period)   24.22        25.79        25.32     4.54%  (1.82%)
Common shares
 outstanding
 (end of
 period)     150,220,119  149,993,652  145,105,566    (3.40%) (3.26%)
Weighted
 average
 common shares
 outstanding -
 basic       154,889,552  150,046,659  149,528,298   (3.46%)  (0.35%)
Weighted
 average
 common shares
 outstanding -
 diluted     156,709,715  151,489,337  151,561,790   (3.29%)   0.05%

Balance sheet
 (end of period):

Total assets $37,608,001  $42,668,834  $42,602,745    13.28%  (0.15%)
Total loans   25,962,159   25,668,660   26,047,376     0.33%   1.48%
Nonaccrual
 loans           395,212      379,487      341,039   (13.71%)(10.13%)
Nonperforming
 assets          395,521      379,758      344,347   (12.94%) (9.32%)
Total
 deposits     30,588,080   35,365,260   35,957,805    17.55%   1.68%
Trust
 preferred
 securities      370,286      360,166      356,629    (3.69%) (0.98%)
Shareholders'
 equity        3,637,945    3,868,959    3,674,107     0.99%  (5.04%)

Balance sheet
 (period average):

Total assets $35,803,475  $39,776,349  $41,913,515    17.07%   5.37%
Total loans   25,971,483   26,517,316   26,331,986     1.39%  (0.70%)
Earning
 assets       32,757,523   36,074,488   37,855,869    15.56%   4.94%
Total
 deposits     28,455,452   32,587,173   34,902,964    22.66%   7.11%
Shareholders'
 equity        3,814,927    3,919,276    3,834,834     0.52%  (2.15%)

Financial ratios:

Return on
 average
 assets (3)         1.53%        1.46%        1.47%
Return on
 average
 shareholders'
 equity (3)        14.38%       14.81%       16.04%
Efficiency
 ratio (4)         56.57%       59.53%       57.85%
Net interest
 margin (1)         4.77%        4.29%        4.22%
Dividend
 payout ratio      31.46%       32.29%       29.81%
Tangible
 equity ratio       9.38%        8.59%        8.05%
Tier 1 risk-
 based capital
 ratio (5)         11.14%       11.44%       10.96%
Total risk-
 based capital
 ratio (5)         12.89%       13.06%       12.58%
Leverage ratio
 (5)               10.13%        9.63%        8.72%
Allowance for
 credit losses
 to total loans     2.40%        2.17%        2.11%
Allowance for
 credit losses
 to nonaccrual
 loans            157.66%      147.11%      161.43%
Net loans
 charged off
 to average
 total loans (3)    0.64%        0.80%        0.58%
Nonperforming assets
 to total loans,
 foreclosed assets,
 and distressed
 loans held
 for sale           1.52%        1.48%        1.32%
Nonperforming
 assets to
 total assets       1.05%        0.89%        0.81%

On an Operating Earnings Basis:

Selected financial data on an
 operating earnings basis
 (see bottom of  exhibit 5 for
  non-recurring items):
Operating
 earnings per
 common share
 - basic             $0.87        $0.93        $1.04
Operating
 earnings per
 common share
 - diluted           $0.86        $0.92        $1.02
Operating
 return on
 average
 assets (3)           1.50%        1.40%        1.47%
Operating
 return on
 average
 shareholders'
 equity (3)          14.04%       14.23%       16.04%
Operating
 efficiency
 ratio (4)           56.57%       59.73%       57.85%
Operating
 dividend
 payout ratio        32.18%       33.33%       29.81%

(1)  Taxable-equivalent basis.
(2) Dividends per share reflect dividends declared on UnionBanCal Corporation's common stock outstanding as of the declaration date.
(3)  Annualized.
(4)  Noninterest expense excludes foreclosed asset expense
    (income).
(5)  Estimated as of September 30,  2003.


               UnionBanCal Corporation and Subsidiaries
                   Financial Highlights (Unaudited)

                                                             Percent
                                                            Change to
On a Reported                      As of and for the Nine   Sept. 30,
Earnings Basis:                         Months Ended        2003 from
                                  ------------------------   --------
(Dollars in thousands, except per    Sept. 30,   Sept. 30,   Sept. 30,
 share data)                             2002         2003      2002
--------------------------------- ------------ ------------  --------
Results of operations:

Net interest income (1)            $1,159,907   $1,179,562     1.69%
Noninterest income                    504,465      590,412    17.04%
                                  ------------ ------------
Total revenue                       1,664,372    1,769,974     6.34%
Noninterest expense                   946,102    1,042,465    10.19%
Provision for credit losses           145,000       75,000  (48.28%)
                                  ------------ ------------
Income before income taxes (1)        573,270      652,509    13.82%
Taxable-equivalent adjustment           1,604        1,916    19.45%
Income tax expense                    188,716      215,273    14.07%
                                  ------------ ------------
Net income                           $382,950     $435,320    13.68%
                                  ============ ============

Per common share:

Net income-basic                        $2.45        $2.90    18.37%
Net income-diluted                       2.43         2.87    18.11%
Dividends (2)                            0.81         0.90    11.11%
Book value (end of period)              24.22        25.32     4.54%
Common shares outstanding
(end of period)                   150,220,119  145,105,566    (3.40%)
Weighted average common shares
 outstanding - basic              156,139,173  150,059,789    (3.89%)
Weighted average common shares
 outstanding - diluted            157,892,168  151,544,757    (4.02%)

Balance sheet (end of period):

Total assets                      $37,608,001  $42,602,745    13.28%
Total loans                        25,962,159   26,047,376     0.33%
Nonaccrual loans                      395,212      341,039  (13.71%)
Nonperforming assets                  395,521      344,347  (12.94%)
Total deposits                     30,588,080   35,957,805    17.55%
Trust preferred securities            370,286      356,629   (3.69%)
Shareholders' equity                3,637,945    3,674,107     0.99%

Balance sheet (period average):

Total assets                      $35,541,802  $40,025,749    12.62%
Total loans                        25,562,452   26,522,687     3.76%
Earning assets                     32,472,409   36,263,471    11.67%
Total deposits                     28,085,461   32,870,184    17.04%
Shareholders' equity                3,730,273    3,875,990     3.91%

Financial ratios:

Return on average assets (3)             1.44%        1.45%
Return on average shareholders'
 equity (3)                             13.73%       15.02%
Efficiency ratio (4)                    56.84%       58.90%
Net interest margin (1)                  4.77%        4.35%
Dividend payout ratio                   33.06%       31.03%
Tangible equity ratio                    9.38%        8.05%
Tier 1 risk-based capital ratio
 (5)                                    11.14%       10.96%
Total risk-based capital ratio (5)      12.89%       12.58%
Leverage ratio (5)                      10.13%        8.72%
Allowance for credit losses to
 total loans                             2.40%        2.11%
Allowance for credit losses to
 nonaccrual loans                      157.66%      161.43%
Net loans charged off to average
 total loans (3)                         0.83%        0.73%
Nonperforming assets to total loans,
 foreclosed assets, and distressed
 loans held for sale                     1.52%        1.32%
Nonperforming assets to total
 assets                                  1.05%        0.81%

On an Operating Earnings Basis:
---------------------------------
Selected financial data on an
operating earnings basis (see
bottom of  exhibit 6 for
non-recurring items):
Operating earnings per common
 share (basic)                          $2.43        $2.86
Operating earnings per common
 share (diluted)                        $2.40        $2.83
Operating return on average
 assets                                  1.43%        1.44%
Operating return on average
 shareholders' equity (3)               13.61%       14.82%
Operating efficiency ratio (4)          56.84%       58.96%
Operating dividend payout ratio         33.33%       31.47%
------------------------------------------------------------

(1) Taxable-equivalent basis.
(2) Dividends per share reflect dividends declared on UnionBanCal
    Corporation's common stock outstanding as of the declaration date.
(3) Annualized.
(4) Noninterest expense excludes foreclosed asset expense
    (income).
(5) Estimated as of September 30, 2003.


               UnionBanCal Corporation and Subsidiaries
        Condensed Consolidated Statements of Income (Unaudited)
                      (Taxable-Equivalent Basis)

                     On a Reported Earnings Basis

                  For the Three Months Ended    For the Nine Months
                                                        Ended
                 ----------------------------- -----------------------
                  Sept. 30, June 30,  Sept. 30,       September 30,
(Amounts in
 thousands,
 except per
 share data)         2002      2003      2003        2002        2003
---------------- --------- --------- --------- ----------- -----------
Interest Income
 Loans           $382,177  $355,199  $350,210  $1,136,921  $1,068,648
 Securities        77,815    78,357    93,568     238,020     252,118
 Interest bearing
  deposits in
  banks               773     1,130       922       1,898       3,014
 Federal funds
  sold and
  securities
  purchased under
  resale agreements 1,467     4,001     2,532      10,354       8,210
 Trading account
  assets            1,415       981       909       3,107       2,847
                --------- --------- --------- ----------- -----------
Total interest
 income           463,647   439,668   448,141   1,390,300   1,334,837
                 --------- --------- --------- ----------- -----------

Interest Expense
 Domestic deposits 52,049    40,217    34,984     167,395     116,772
 Foreign deposits   4,727     2,811     1,991      17,096       8,008
 Federal funds
  purchased and
  securities sold
  under repurchase
  agreements        1,789       747       689       5,134       2,763
 Commercial paper   4,488     2,946     1,723      12,998       7,397
 Medium and long-
  term debt         2,375     1,818     1,738       7,198       5,422
UnionBanCal Corporation -
 obligated mandatorily
 redeemable preferred
 securities of
 subsidiary
 grantor trust      3,921     3,652     3,607      11,832      10,930
 Other borrowed
  funds             1,662     1,055     1,673       8,740       3,983
                --------- --------- --------- ----------- -----------
Total interest
 expense           71,011    53,246    46,405     230,393     155,275
                 --------- --------- --------- ----------- -----------

Net Interest
 Income           392,636   386,422   401,736   1,159,907   1,179,562
 Provision for
  credit losses    40,000    25,000    20,000     145,000      75,000
                 --------- --------- --------- ----------- -----------
Net interest
 income after
 provision for
 credit losses    352,636   361,422   381,736   1,014,907   1,104,562
                 --------- --------- --------- ----------- -----------

Noninterest Income
 Service charges
  on deposit
  accounts         68,629    77,942    81,832     204,641     232,061
 Trust and
  investment
  management fees  35,368    33,141    35,429     109,680     101,245
 International
  commissions and
  fees             20,131    21,276    22,223      57,593      63,112
 Insurance
  commissions       6,259    16,024    15,814      19,969      45,056
 Card processing
  fees, net         9,068     9,340    10,335      26,343      29,357
 Brokerage
  commissions and
  fees              9,034     8,412     7,549      27,614      24,614
 Merchant banking
  fees              6,819     6,191     9,312      22,845      21,521
 Foreign exchange
  trading gains,
  net               8,193     6,958     7,574      21,653      21,466
 Securities gains
  (losses), net     1,017     9,660    (2,618)      2,986       7,042
 Other              4,598    14,227    14,020      11,141      44,938
                --------- --------- --------- ----------- -----------
Total noninterest
 income           169,116   203,171   201,470     504,465     590,412
                 --------- --------- --------- ----------- -----------

Noninterest Expense
 Salaries and
  employee
  benefits        182,275   198,929   205,302     547,251     602,338
 Net occupancy     27,340    32,866    31,342      75,750      91,844
 Equipment         16,343    16,354    15,680      48,650      48,705
 Communications    13,186    13,354    12,661      39,695      39,859
 Professional
  services         10,350    13,566    12,676      30,789      38,256
 Data processing    7,944     7,744     7,659      24,475      23,887
 Foreclosed asset
  expense (income)     18         -       (79)        130         (28)
 Other             60,368    68,191    63,620     179,362     197,604
                 --------- --------- --------- ----------- -----------
Total noninterest
 expense          317,824   351,004   348,861     946,102   1,042,465
                 --------- --------- --------- ----------- -----------

Income before
 income taxes     203,928   213,589   234,345     573,270     652,509
Taxable-
 equivalent
 adjustment           534       645       647       1,604       1,916
Income tax
 expense           65,163    68,186    78,653     188,716     215,273

                 --------- --------- --------- ----------- -----------
Net Income       $138,231  $144,758  $155,045    $382,950    $435,320
                 ========= ========= ========= =========== ===========

Net income per
 common share -
 basic              $0.89     $0.96     $1.04       $2.45       $2.90
                 ========= ========= ========= =========== ===========
Net income per
 common share -
 diluted            $0.88     $0.96     $1.02       $2.43       $2.87
                 ========= ========= ========= =========== ===========
Weighted average
 common shares
 outstanding -
 basic            154,890   150,047   149,528     156,139     150,060
                 ========= ========= ========= =========== ===========
Weighted average
 common shares
 outstanding -
 diluted          156,710   151,489   151,562     157,892     151,545
                 ========= ========= ========= =========== ===========


               UnionBanCal Corporation and Subsidiaries
        Condensed Consolidated Statements of Income (Unaudited)
                      (Taxable-Equivalent Basis)

                  On an Operating Earnings Basis (1)

                     For the Three Months         For the Nine Months
                             Ended                        Ended
                ------------------------------  ----------------------
(Amounts in     Sept. 30,  June 30, Sept. 30,         September 30,
 thousands,
 except per
 share data)        2002      2003      2003        2002        2003
               --------- --------- ---------  ---------- -----------
Interest Income
 Loans          $382,177  $355,199  $350,210  $1,136,921  $1,068,648
 Securities       77,815    78,357    93,568     238,020     252,118
 Interest
  bearing
  deposits in
  banks              773     1,130       922       1,898       3,014
 Federal funds
  sold and
  securities
  purchased
  under resale
  agreements       1,467     4,001     2,532      10,354       8,210
 Trading
  account
  assets           1,415       981       909       3,107       2,847
               --------- --------- --------- ----------- -----------
   Total
    interest
    income       463,647   439,668   448,141   1,390,300   1,334,837
               --------- --------- --------- ----------- -----------

Interest Expense
 Domestic
  deposits        52,049    40,217    34,984     167,395     116,772
 Foreign
  deposits         4,727     2,811     1,991      17,096       8,008
 Federal funds
  purchased and
  securities
  sold under
  repurchase
  agreements       1,789       747       689       5,134       2,763
 Commercial
  paper            4,488     2,946     1,723      12,998       7,397
 Medium and
  long-term
  debt             2,375     1,818     1,738       7,198       5,422
UnionBanCal Corporation -
 obligated mandatorily
 redeemable preferred
 securities of
 subsidiary
 grantor trust     3,921     3,652     3,607      11,832      10,930
 Other borrowed
  funds            1,662     1,055     1,673       8,740       3,983
               --------- --------- --------- ----------- -----------
 Total interest
  expense         71,011    53,246    46,405     230,393     155,275
               --------- --------- --------- ----------- -----------

Net Interest
 Income          392,636   386,422   401,736   1,159,907   1,179,562
 Provision for
  credit losses   40,000    25,000    20,000     145,000      75,000
               --------- --------- --------- ----------- -----------
Net interest
 income after
 provision
 for credit
 losses          352,636   361,422   381,736   1,014,907   1,104,562
               --------- --------- --------- ----------- -----------

Noninterest Income
 Service
  charges on
  deposit
  accounts        68,629    77,942    81,832     204,641     232,061
 Trust and
  investment
  management
  fees            35,368    33,141    35,429     109,680     101,245
 International
  commissions
  and fees        20,131    21,276    22,223      57,593      63,112
 Insurance
  commissions      6,259    16,024    15,814      19,969      45,056
 Card processing
  fees, net        9,068     9,340    10,335      26,343      29,357
 Brokerage
  commissions
  and fees         9,034     8,412     7,549      27,614      24,614
 Merchant
  banking fees     6,819     6,191     9,312      22,845      21,521
 Foreign
  exchange
  trading
  gains, net       8,193     6,958     7,574      21,653      21,466
 Securities
  gains
  (losses), net    1,017       647    (2,618)      2,986      (1,971)
 Other             4,598    14,227    14,020      11,141      44,938
               --------- --------- --------- ----------- -----------
Total noninterest
 income          169,116   194,158   201,470     504,465     581,399
               --------- --------- --------- ----------- -----------

Noninterest Expense
 Salaries and
  employee
  benefits       182,275   198,929   205,302     547,251     602,338
 Net occupancy    27,340    28,666    31,342      75,750      87,644
 Equipment        16,343    16,354    15,680      48,650      48,705
 Communications   13,186    13,354    12,661      39,695      39,859
 Professional
  services        10,350    13,566    12,676      30,789      38,256
 Data
  processing       7,944     7,744     7,659      24,475      23,887
 Foreclosed
  asset expense
  (income)            18         -       (79)        130         (28)
 Other            60,368    68,191    63,620     179,362     197,604
               --------- --------- --------- ----------- -----------
 Total
  noninterest
  expense        317,824   346,804   348,861     946,102   1,038,265
               --------- --------- --------- ----------- -----------

 Income before
  income taxes   203,928   208,776   234,345     573,270     647,696
 Taxable-
  equivalent
  adjustment         534       645       647       1,604       1,916
 Income tax
  expense         68,413    69,072    78,653     191,966     216,159

               --------- --------- --------- ----------- -----------
Net operating
 earnings       $134,981  $139,059  $155,045    $379,700    $429,621
               ========= ========= ========= =========== ===========

Net operating
 earnings per
 common share -
 basic              $0.87     $0.93     $1.04       $2.43       $2.86
                 ========= ========= ========= =========== ===========
Net operating
 earnings per
 common share -
 diluted            $0.86     $0.92     $1.02       $2.40       $2.83
                 ========= ========= ========= =========== ===========
Weighted average
 common shares
 outstanding -
 basic            154,890   150,047   149,528     156,139     150,060
                 ========= ========= ========= =========== ===========
Weighted average
 common shares
 outstanding -
 diluted          156,710   151,489   151,562     157,892     151,545
                 ========= ========= ========= =========== ===========

(1) See exhibits 5 and 6 for reconciliation of 'reported earnings' to 'operating earnings'


               UnionBanCal Corporation and Subsidiaries
              Condensed Consolidated Statements of Income
                      (Unaudited) Reconciliations
                      (Taxable-Equivalent Basis)

         Reported Earnings Reconciliation to Operating Earnings

                                     For the Three Months Ended
                                          September 30, 2002
                                   ----------------------------
                                          Non-recurring
(Amounts in thousands, except per   Reported  Items   Operating
 share data)
---------------------------------  --------- -------- ----------

Net Interest Income                $392,636       $-  $392,636
 Provision for credit losses         40,000        -    40,000
                                   --------- -------- ---------
   Net interest income after
    provision for credit losses     352,636        -   352,636
                                   --------- -------- ---------

Noninterest Income
 Securities gains (losses), net
  (1)                                 1,017        -     1,017
 All other (no adjustments)         168,099        -   168,099
                                   --------- -------- ---------
   Total noninterest income         169,116        -   169,116
                                   --------- -------- ---------

Noninterest Expense
 Net occupancy (2)                   27,340        -    27,340
 All other (no adjustments)         290,484        -   290,484
                                   --------- -------- ---------
   Total noninterest expense        317,824        -   317,824
                                   --------- -------- ---------

 Income/Operating earnings before
  income taxes                      203,928        -   203,928
 Taxable-equivalent adjustment          534        -       534
 Income tax expense (benefit) (3)
  (4) (5)                            65,163    3,250    68,413

                                   --------- -------- ---------
Net Income/Operating Earnings      $138,231  $(3,250) $134,981
                                   ========= ======== =========

Net income/Operating earnings per
 common share - basic                 $0.89   $(0.02)    $0.87
                                   ========= ======== =========
Net income/Operating earnings per
 common share - diluted               $0.88   $(0.02)    $0.86
                                   ========= ======== =========
Weighted average common shares
 outstanding - basic                154,890            154,890
                                   =========          =========
Weighted average common shares
 outstanding - diluted              156,710            156,710
                                   =========          =========

Reported Net Income                $138,231
                                   -----------------------------

Non-recurring Items

(1) Gain on the early call of a
    Mexican Brady bond (2nd quarter
    2003)                                 -
(2) Write-off of leasehold
    improvements (2nd quarter 2003)       -
(3) Tax impact of items listed above
    (1) and (2)                           -
(4) Reduction in income tax due to
    change in CA tax law (3rd
    quarter 2002)                    (3,250)
(5) Reduction in income tax due to
    IRS Audit wrap up (2nd quarter
    2003)                                 -

                                   -----------------------------
Net Operating Earnings             $134,981
                                   =============================

                                    For the Three Months Ended
                                          June 30, 2003
                                   ----------------------------
                                          Non-recurring
(Amounts in thousands, except per   Reported  Items   Operating
 share data)
---------------------------------  -------- --------- ---------

Net Interest Income                $386,422       $-  $386,422
 Provision for credit losses         25,000        -    25,000
                                   --------- -------- ---------
   Net interest income after
    provision for credit losses     361,422        -   361,422
                                   --------- -------- ---------

Noninterest Income
 Securities gains (losses), net
  (1)                                 9,660   (9,013)      647
 All other (no adjustments)         193,511        -   193,511
                                   --------- -------- ---------
   Total noninterest income         203,171   (9,013)  194,158
                                   --------- -------- ---------

Noninterest Expense
 Net occupancy (2)                   32,866   (4,200)   28,666
 All other (no adjustments)         318,138        -   318,138
                                   --------- -------- ---------
   Total noninterest expense        351,004   (4,200)  346,804
                                   --------- -------- ---------

 Income/Operating earnings before
  income taxes                      213,589   (4,813)  208,776
 Taxable-equivalent adjustment          645        -       645
 Income tax expense (benefit) (3)
  (4) (5)                            68,186      886    69,072

                                   --------- -------- ---------
Net Income/Operating Earnings      $144,758  $(5,699) $139,059
                                   ========= ======== =========

Net income/Operating earnings per
 common share - basic                 $0.96   $(0.03)    $0.93
                                   ========= ======== =========
Net income/Operating earnings per
 common share - diluted               $0.96   $(0.04)    $0.92
                                   ========= ======== =========
Weighted average common shares
 outstanding - basic                150,047            150,047
                                   =========          =========
Weighted average common shares
 outstanding - diluted              151,489            151,489
                                   =========          =========

Reported Net Income                $144,758
                                   -----------------------------

Non-recurring Items

(1) Gain on the early call of a
    Mexican Brady bond (2nd quarter
    2003)                            (9,013)
(2) Write-off of leasehold
    improvements (2nd quarter 2003)   4,200
(3) Tax impact of items listed above
    (1) and (2)                       1,766
(4) Reduction in income tax due to
    change in CA tax law (3rd
    quarter 2002)                         -
(5) Reduction in income tax due to
    IRS Audit wrap up (2nd quarter
    2003)                            (2,652)

                                   -----------------------------
Net Operating Earnings             $139,059
                                   =============================

                                       For the Three Months Ended
                                           September 30, 2003
                                    --------------------------------
                                            Non-recurring
(Amounts in thousands, except per    Reported   Items    Operating
 share data)
----------------------------------- ---------- ------ --------------

Net Interest Income                  $401,736     $-       $401,736
Provision for credit losses            20,000      -         20,000
                                    ---------- ------ --------------
   Net interest income after
    provision for credit losses       381,736      -        381,736
                                    ---------- ------ --------------

Noninterest Income
Securities gains (losses), net (1)     (2,618)     -         (2,618)
All other (no adjustments)            204,088      -        204,088
                                    ---------- ------ --------------
   Total noninterest income           201,470      -        201,470
                                    ---------- ------ --------------

Noninterest Expense
Net occupancy (2)                      31,342      -         31,342
All other (no adjustments)            317,519      -        317,519
                                    ---------- ------ --------------
   Total noninterest expense          348,861      -        348,861
                                    ---------- ------ --------------

Income/Operating earnings before
 income taxes                         234,345      -        234,345
Taxable-equivalent adjustment             647      -            647
Income tax expense (benefit) (3)
 (4) (5)                               78,653      -         78,653

                                    ---------- ------ --------------
Net Income/Operating Earnings        $155,045     $-       $155,045
                                    ========== ====== ==============

Net income/Operating earnings per
 common share - basic                   $1.04     $-          $1.04
                                    ========== ====== ==============
Net income/Operating earnings per
 common share - diluted                 $1.02     $-          $1.02
                                    ========== ====== ==============
Weighted average common shares
 outstanding - basic                  149,528               149,528
                                    ==========        ==============
Weighted average common shares
 outstanding - diluted                151,562               151,562
                                    ==========        ==============

Reported Net Income                  $155,045
                                    ---------- ------ --------------

Non-recurring Items

(1) Gain on the early call of a
    Mexican Brady bond (2nd quarter
    2003)                                   -
(2) Write-off of leasehold
    improvements (2nd quarter 2003)         -
(3) Tax impact of items listed above
    (1) and (2)                             -
(4) Reduction in income tax due to
    change in CA tax law (3rd
    quarter 2002)                           -
(5) Reduction in income tax due to
    IRS Audit wrap up (2nd quarter
    2003)                                   -

                                    ---------- ------ --------------
Net Operating Earnings               $155,045
                                    ========== ====== ==============


               UnionBanCal Corporation and Subsidiaries
              Condensed Consolidated Statements of Income
                      (Unaudited) Reconciliations
                      (Taxable-Equivalent Basis)

        Reported Earnings Reconciliation to Operating Earnings

                                        For the Nine Months Ended
                                     ---------------------------------
                                            September 30, 2002
                                     ---------------------------------
                                              Non-recurring
(Amounts in thousands, except per     Reported    Items    Operating
 share data)
---------------------------------    ----------- -------- -----------

Net Interest Income                  $1,159,907       $-  $1,159,907
   Provision for credit losses          145,000        -     145,000
                                     ----------- -------- -----------
    Net interest income after
     provision for credit losses      1,014,907        -   1,014,907
                                     ----------- -------- -----------

Noninterest Income
   Securities gains (losses), net
    (1)                                   2,986        -       2,986
   All other (no adjustments)           501,479        -     501,479
                                     ----------- -------- -----------
    Total noninterest income            504,465        -     504,465
                                     ----------- -------- -----------

Noninterest Expense
   Net occupancy (2)                     75,750        -      75,750
   All other (no adjustments)           870,352        -     870,352
                                     ----------- -------- -----------
    Total noninterest expense           946,102        -     946,102
                                     ----------- -------- -----------

   Income/Operating earnings
    before income taxes                 573,270        -     573,270
   Taxable-equivalent adjustment          1,604        -       1,604
   Income tax expense (benefit)
    (3) (4) (5)                         188,716    3,250     191,966

                                     ----------- -------- -----------
Net Income/Operating Earnings          $382,950  $(3,250)   $379,700
                                     =========== ======== ===========

Net income/Operating earnings per
 common share - basic                     $2.45   $(0.02)      $2.43
                                     =========== ======== ===========
Net income/Operating earnings per
 common share - diluted                   $2.43   $(0.03)      $2.40
                                     =========== ======== ===========
Weighted average common shares
 outstanding - basic                    156,139              156,139
                                     ===========          ===========
Weighted average common shares
 outstanding - diluted                  157,892              157,892
                                     ===========          ===========

Reported Net Income                    $382,950
                                     ---------------------------------

Non-recurring Items
(1) Gain on the early call of a
    Mexican Brady bond (2nd quarter
    2003)                                     -
(2) Write-off of leasehold
    improvements (2nd quarter 2003)           -
(3) Tax impact of items listed
    above (1) and (2)                         -
(4) Reduction in income tax due to
    change in CA tax law (3rd quarter
    2002)                                (3,250)
(5) Reduction in income tax due to IRS
    Audit wrap up (2nd quarter 2003)          -

                                     ---------------------------------
Net Operating Earnings                 $379,700
                                     =================================

                                          For the Nine Months Ended
                                             September 30, 2003
                                      --------------------------------
                                               Non-recurring
(Amounts in thousands, except per      Reported    Items    Operating
 share data)
----------------------------------    ----------- -------- -----------

Net Interest Income                   $1,179,562       $-  $1,179,562
   Provision for credit losses            75,000        -      75,000
                                      ----------- -------- -----------
    Net interest income after
     provision for credit losses       1,104,562        -   1,104,562
                                      ----------- -------- -----------

Noninterest Income
   Securities gains (losses), net
    (1)                                    7,042   (9,013)     (1,971)
   All other (no adjustments)            583,370        -     583,370
                                      ----------- -------- -----------
    Total noninterest income             590,412   (9,013)    581,399
                                      ----------- -------- -----------

Noninterest Expense
   Net occupancy (2)                      91,844   (4,200)     87,644
   All other (no adjustments)            950,621        -     950,621
                                      ----------- -------- -----------
    Total noninterest expense          1,042,465   (4,200)  1,038,265
                                      ----------- -------- -----------

   Income/Operating earnings
    before income taxes                  652,509   (4,813)    647,696
   Taxable-equivalent adjustment           1,916        -       1,916
   Income tax expense (benefit)
    (3) (4) (5)                          215,273      886     216,159

                                      ----------- -------- -----------
Net Income/Operating Earnings           $435,320  $(5,699)   $429,621
                                      =========== ======== ===========

Net income/Operating earnings per
 common share - basic                      $2.90   $(0.04)      $2.86
                                      =========== ======== ===========
Net income/Operating earnings per
 common share - diluted                    $2.87   $(0.04)      $2.83
                                      =========== ======== ===========
Weighted average common shares
 outstanding - basic                     150,060              150,060
                                      ===========          ===========
Weighted average common shares
 outstanding - diluted                   151,545              151,545
                                      ===========          ===========

Reported Net Income                     $435,320
                                      --------------------------------

Non-recurring Items
(1) Gain on the early call of a Mexican
    Brady bond (2nd quarter 2003)         (9,013)
(2) Write-off of leasehold improvements
   (2nd quarter 2003)                      4,200
(3) Tax impact of items listed
    above (1) and (2)                      1,766
(4) Reduction in income tax due to
    change in CA tax law (3rd quarter
    2002)                                      -
(5) Reduction in income tax due to IRS
    Audit wrap up (2nd quarter 2003)      (2,652)

                                      --------------------------------
Net Operating Earnings                  $429,621
                                      ================================

               UnionBanCal Corporation and Subsidiaries
                      Consolidated Balance Sheets

                                 (Unaudited)               (Unaudited)
                                  Sept. 30,     Dec. 31,     Sept. 30,
(Dollars in thousands)               2002         2002         2003
------------------------------- ------------ ------------ ------------
Assets
Cash and due from banks          $2,184,714   $2,823,573   $2,619,580
Interest bearing deposits in
 banks                              139,323      278,849      341,230
Federal funds sold and
 securities purchased under
 resale agreements                1,137,550    1,339,700    1,325,470
                                ------------ ------------ ------------
      Total cash and cash
       equivalents                3,461,587    4,442,122    4,286,280
Trading account assets              383,749      276,021      320,199
Securities available for sale:
   Securities pledged as
    collateral                      132,974      157,823       68,440
   Held in portfolio              6,061,875    7,109,498    9,930,281
Loans (net of allowance for
 credit losses:
 September 30, 2002, $623,078;
 December 31, 2002, $609,190;
 September 30, 2003, $550,550)   25,339,081   25,828,893   25,496,826
Due from customers on
 acceptances                         68,605       62,469       52,816
Premises and equipment, net         492,687      504,666      506,321
Intangible assets                    23,119       38,518       49,288
Goodwill                             93,279      150,542      215,903
Other assets                      1,551,045    1,599,221    1,676,391
                                ------------ ------------ ------------
      Total assets              $37,608,001  $40,169,773  $42,602,745
                                ============ ============ ============

Liabilities
Domestic deposits:
   Noninterest bearing          $14,125,497  $15,537,906  $16,854,483
   Interest bearing              14,701,824   15,258,479   17,320,728
Foreign deposits:
   Noninterest bearing              401,202      583,836      556,687
   Interest bearing               1,359,557    1,460,594    1,225,907
                                ------------ ------------ ------------
      Total deposits             30,588,080   32,840,815   35,957,805
Federal funds purchased and
 securities sold under
 repurchase agreements              303,307      334,379      284,764
Commercial paper                    880,170    1,038,982      678,903
Other borrowed funds                218,282      267,047      240,803
Acceptances outstanding              68,605       62,469       52,816
Other liabilities                 1,122,957    1,083,836      939,549
Medium and long-term debt           418,369      418,360      417,369
UnionBanCal Corporation-
 obligated mandatorily
 redeemable
   preferred securities of
    subsidiary grantor trust        370,286      365,696      356,629
                                ------------ ------------ ------------
      Total liabilities          33,970,056   36,411,584   38,928,638
                                ------------ ------------ ------------

Commitments and contingencies

Shareholders' Equity
Preferred stock:
   Authorized 5,000,000 shares, no shares
    issued or outstanding as of
   September 30, 2002, December
    31, 2002, and September 30,
    2003                                  -            -            -
Common stock, par value $1 per share at
 September 30, 2003, and no stated
 value at September 30, 2002,
 and December 31, 2002 (1):
   Authorized 300,000,000 shares, issued
    150,220,119 shares as of
    September 30, 2002, 150,702,363
    shares as of December 31, 2002,
    and 145,105,566 shares as of
    September 30, 2003              907,088      926,460      145,106
Additional paid-in capital                -            -      520,876
Retained earnings                 2,488,873    2,591,635    2,893,240
Accumulated other comprehensive
 income                             241,984      240,094      114,885
                                ------------ ------------ ------------
      Total shareholders'
       equity                     3,637,945    3,758,189    3,674,107
                                ------------ ------------ ------------
      Total liabilities and
       shareholders' equity     $37,608,001  $40,169,773  $42,602,745
                                ============ ============ ============

(1) On September 30, 2003, UnionBanCal Corporation reincorporated in the state of Delaware, establishing a common stock $1 per share par value.


              UnionBanCal Corporation and Subsidiaries
                          Loans (Unaudited)


                                                     Percent Change to
                                                      Sept. 30, 2003
                              Three Months Ended           from
                          -------------------------- -----------------
                       Sept. 30, June 30, Sept. 30, Sept. 30, June 30,
(Dollars in millions)      2002    2003      2003      2002     2003
------------------------- -------- -------- -------- -------- --------

Loans (period average)
   Commercial, financial
    and industrial        $11,172  $10,047   $9,600  (14.07%)  (4.45%)
   Construction             1,198    1,192    1,172   (2.17%)  (1.68%)
   Mortgage -
    Commercial              3,839    4,180    4,239    10.42%    1.41%
   Mortgage -
    Residential             5,732    6,735    7,136    24.49%    5.95%
   Consumer                 1,972    2,032    2,028     2.84%  (0.20%)
   Lease financing            857      731      684  (20.19%)  (6.43%)
   Loans originated in
    foreign branches        1,201    1,600    1,473    22.65%  (7.94%)
                          -------- -------- --------

       Total loans        $25,971  $26,517  $26,332     1.39%  (0.70%)
                          ======== ======== ========

Nonperforming assets
 (period end)
   Nonaccrual loans:
    Commercial, financial
     and industrial          $368     $274     $244  (33.70%) (10.95%)
    Construction                1        -        1     0.00%    nm
    Mortgage -
     Commercial                24       50       43    79.17% (14.00%)
    Lease                       2       53       52     nm     (1.89%)
    Foreign                     -        3        1     nm    (66.67%)
                          -------- -------- --------

     Total nonaccrual
      loans                   395      380      341  (13.67%) (10.26%)
   Foreclosed assets            1        -        3   200.00%    nm
                          -------- -------- --------

     Total nonperforming
      assets                 $396     $380     $344  (13.13%)  (9.47%)
                          ======== ======== ========

   Loans 90 days or more
    past due and still
    accruing                   $7      $10      $26   271.43%  160.00%
                          ======== ======== ========

Analysis of Allowance for
 Credit Losses
   Beginning balance         $625     $586     $558

   Provision for
    credit losses              40       25       20
   Foreign translation
    adjustment and other
     net additions
      (deductions)(1)           -        -       11

   Loans charged off:
    Commercial, financial
     and industrial           (48)     (51)     (41)
    Real estate                (2)       -       (7)
    Consumer                   (2)      (3)      (2)
    Lease financing            (1)     (13)      (1)
    Loans originated in
     foreign branches           -        -       (2)
                          -------- -------- --------
     Total loans
      charged off             (53)     (67)     (53)
                          -------- -------- --------

   Loans recovered:
    Commercial, financial
     and industrial             9       13       14
    Consumer                    2        1        1
                          -------- -------- --------
     Total loans
      recovered                11       14       15
                          -------- -------- --------
      Net loans
       charged-off            (42)     (53)     (38)
                          -------- -------- --------

   Ending balance            $623     $558     $551
                          ======== ======== ========


(1) Includes a transfer of $10.3 million related to the Monterey Bay Bank acquisition in the third quarter of 2003.

nm = not meaningful



               UnionBanCal Corporation and Subsidiaries
                   Net Interest Income (Unaudited)

                      For the Three Months Ended
----------------------------------------------------------------------

                                              September 30, 2002
                                       ------------------------------
                                                    Interest   Average
                                         Average    Income/    Yield/
(Dollars in thousands)                   Balance    Expense(1) Rate(1)
------------------                     ------------ ------------------
Assets
Loans:(2)
   Domestic                            $24,770,565  $374,043    6.00 %
   Foreign(3)                            1,200,918     8,134    2.69
Securities - taxable                     5,907,792    76,825    5.20
Securities - tax-exempt                     35,761       990   11.08
Interest bearing deposits in banks         135,952       773    2.26
Federal funds sold and securities
 purchased under resale agreements         327,820     1,467    1.78
Trading account assets                     378,715     1,415    1.48
                                       ------------ ---------
    Total earning assets                32,757,523   463,647    5.63
                                                    ---------
Allowance for credit losses               (631,581)
Cash and due from banks                  1,860,183
Premises and equipment, net                497,542
Other assets                             1,319,808
                                       ------------
    Total assets                       $35,803,475
                                       ============
Liabilities
Domestic deposits:
   Interest bearing                     $8,292,080    22,855    1.09
   Savings and consumer time             3,614,192    14,593    1.60
   Large time                            2,679,594    14,601    2.16
Foreign deposits(3)                      1,369,123     4,727    1.37
                                       ------------ ---------
    Total interest bearing deposits     15,954,989    56,776    1.41
                                       ------------ ---------
Federal funds purchased and securities
   sold under repurchase agreements        487,201     1,789    1.46
Commercial paper                         1,043,111     4,488    1.71
Other borrowed funds                       270,795     1,662    2.44
Medium and long-term debt                  399,697     2,375    2.36
UnionBanCal Corporation - obligated
 mandatorily redeemable preferred
 securities of subsidiary grantor trust    351,879     3,921    4.48
                                       ------------ ---------
    Total borrowed funds                 2,552,683    14,235    2.22
                                       ------------ ---------
    Total interest bearing liabilities  18,507,672    71,011    1.52
                                                    ---------
Noninterest bearing deposits            12,500,463
Other liabilities                          980,413
                                       ------------
    Total liabilities                   31,988,548

Shareholders' Equity
Common equity                            3,814,927
                                       ------------
    Total shareholders' equity           3,814,927
                                       ------------
    Total liabilities and
     shareholders' equity              $35,803,475
                                       ============
Net interest income/margin
 (taxable-equivalent basis)                          392,636    4.77 %
Less: taxable-equivalent adjustment                      534
                                                    ---------
    Net interest income                             $392,102
                                                    =========


                                                June 30, 2003
                                       ------------------------------
                                                    Interest   Average
                                         Average    Income/    Yield/
(Dollars in thousands)                   Balance    Expense(1) Rate(1)
------------------                     ------------ ------------------
Assets
Loans:(2)
   Domestic                            $24,916,936  $346,204    5.63 %
   Foreign(3)                            1,600,380     8,995    2.28
Securities - taxable                     7,685,140    77,341    4.03
Securities - tax-exempt                     40,984     1,016    9.91
Interest bearing deposits in banks         221,004     1,130    2.05
Federal funds sold and securities
 purchased under resale agreements       1,276,224     4,001    1.26
Trading account assets                     333,820       981    1.18
                                       ------------ ---------
    Total earning assets                36,074,488   439,668    4.88
                                                    ---------
Allowance for credit losses               (585,597)
Cash and due from banks                  2,099,440
Premises and equipment, net                509,372
Other assets                             1,678,646
                                       ------------
    Total assets                       $39,776,349
                                       ============
Liabilities
Domestic deposits:
   Interest bearing                     $9,928,211    18,799    0.76
   Savings and consumer time             3,871,674    11,277    1.17
   Large time                            2,532,971    10,141    1.61
Foreign deposits(3)                      1,224,201     2,811    0.92
                                       ------------ ---------
    Total interest bearing deposits     17,557,057    43,028    0.98
                                       ------------ ---------
Federal funds purchased and securities
   sold under repurchase agreements        333,415       747    0.90
Commercial paper                           995,048     2,946    1.19
Other borrowed funds                       138,074     1,055    3.06
Medium and long-term debt                  399,745     1,818    1.82
UnionBanCal Corporation - obligated
 mandatorily redeemable preferred
 securities of subsidiary grantor trust    351,553     3,652    4.16
                                       ------------ ---------
    Total borrowed funds                 2,217,835    10,218    1.85
                                       ------------ ---------
    Total interest bearing liabilities  19,774,892    53,246    1.08
                                                    ---------
Noninterest bearing deposits            15,030,116
Other liabilities                        1,052,065
                                       ------------
    Total liabilities                   35,857,073

Shareholders' Equity
Common equity                            3,919,276
                                       ------------
    Total shareholders' equity           3,919,276
                                       ------------
    Total liabilities and
     shareholders' equity              $39,776,349
                                       ============
Net interest income/margin
 (taxable-equivalent basis)                          386,422    4.29 %
Less: taxable-equivalent adjustment                      645
                                                    ---------
    Net interest income                             $385,777
                                                    =========


                                               September 30, 2003
                                       ------------------------------
                                                    Interest   Average
                                         Average    Income/    Yield/
(Dollars in thousands)                   Balance    Expense(1) Rate(1)
------------------                     ------------ ------------------
Assets
Loans:(2)
   Domestic                            $24,858,766  $342,629    5.48 %
   Foreign(3)                            1,473,220     7,581    2.04
Securities - taxable                     9,928,708    92,553    3.73
Securities - tax-exempt                     40,592     1,015   10.00
Interest bearing deposits in banks         246,897       922    1.48
Federal funds sold and securities
 purchased under resale agreements         980,271     2,532    1.02
Trading account assets                     327,415       909    1.10
                                       ------------ ---------
    Total earning assets                37,855,869   448,141    4.71
                                                    ---------
Allowance for credit losses               (570,773)
Cash and due from banks                  2,324,389
Premises and equipment, net                510,205
Other assets                             1,793,825
                                       ------------
    Total assets                       $41,913,515
                                       ============
Liabilities
Domestic deposits:
   Interest bearing                    $10,952,652    16,586    0.60
   Savings and consumer time             4,116,669     9,990    0.96
   Large time                            2,303,754     8,408    1.45
Foreign deposits(3)                      1,200,668     1,991    0.66
                                       ------------ ---------
    Total interest bearing deposits     18,573,743    36,975    0.79
                                       ------------ ---------
Federal funds purchased and securities
 sold under repurchase agreements          393,772       689    0.69
Commercial paper                           781,552     1,723    0.87
Other borrowed funds                       262,512     1,673    2.53
Medium and long-term debt                  399,761     1,738    1.73
UnionBanCal Corporation - obligated
 mandatorily redeemable preferred
 securities of subsidiary grantor trust    351,575     3,607    4.10
                                       ------------ ---------
    Total borrowed funds                 2,189,172     9,430    1.71
                                       ------------ ---------
    Total interest bearing liabilities  20,762,915    46,405    0.89
                                                    ---------
Noninterest bearing deposits            16,329,221
Other liabilities                          986,545
                                       ------------
    Total liabilities                   38,078,681

Shareholders' Equity
Common equity                            3,834,834
                                       ------------
    Total shareholders' equity           3,834,834
                                       ------------
    Total liabilities and
     shareholders' equity              $41,913,515
                                       ============
Net interest income/margin
 (taxable-equivalent basis)                          401,736    4.22 %
Less: taxable-equivalent adjustment                      647
                                                    ---------
    Net interest income                             $401,089
                                                    =========


(1) Yields and interest income are presented on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2) Average balances on loans outstanding include all nonperforming loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yield.

(3) Foreign loans and deposits are those loans and deposits originated in foreign branches.



               UnionBanCal Corporation and Subsidiaries
                   Net Interest Income (Unaudited)

                      For the Nine Months Ended
----------------------------------------------------------------------


                                             September 30, 2002
                                     --------------------------------
                                                   Interest    Average
                                       Average     Income/     Yield/
(Dollars in thousands)                 Balance     Expense(1)  Rate(1)
------------------                   ------------ ----------- -------
Assets
Loans:(2)
   Domestic                          $24,468,284  $1,113,279    6.08 %
   Foreign(3)                          1,094,168      23,642    2.89
Securities - taxable                   5,678,095     235,041    5.52
Securities - tax-exempt                   36,971       2,979   10.75
Interest bearing deposits in banks       113,779       1,898    2.23
Federal funds sold and securities
 purchased under resale agreements       782,607      10,354    1.77
Trading account assets                   298,505       3,107    1.39
                                     ------------ -----------
    Total earning assets              32,472,409   1,390,300    5.72
                                                  -----------
Allowance for credit losses             (635,313)
Cash and due from banks                1,878,616
Premises and equipment, net              497,503
Other assets                           1,328,587
                                     ------------
    Total assets                     $35,541,802
                                     ============
Liabilities
Domestic deposits:
   Interest bearing                   $7,881,352      68,564    1.16
   Savings and consumer time           3,587,824      46,830    1.75
   Large time                          3,125,003      52,001    2.22
Foreign deposits(3)                    1,576,176      17,096    1.45
                                     ------------ -----------
    Total interest bearing deposits   16,170,355     184,491    1.53
                                     ------------ -----------
Federal funds purchased and
 securities sold under
 repurchase agreements                   463,067       5,134    1.48
Commercial paper                         999,030      12,998    1.74
Other borrowed funds                     543,796       8,740    2.15
Medium and long-term debt                399,788       7,198    2.41
UnionBanCal Corporation -
 obligated mandatorily
 redeemable preferred
 securities of subsidiary
 grantor trust                           352,183      11,832    4.47
                                     ------------ -----------
    Total borrowed funds               2,757,864      45,902    2.22
                                     ------------ -----------
    Total interest bearing
     liabilities                      18,928,219     230,393    1.63
                                                  -----------
Noninterest bearing deposits          11,915,106
Other liabilities                        968,204
                                     ------------
    Total liabilities                 31,811,529

Shareholders' Equity
Common equity                          3,730,273
                                     ------------
    Total shareholders' equity         3,730,273
                                     ------------
    Total liabilities
     and shareholders' equity        $35,541,802
                                     ============
Net interest income/margin
  (taxable-equivalent basis)                       1,159,907    4.77 %
Less: taxable-equivalent adjustment                    1,604
                                                  -----------
    Net interest income                           $1,158,303
                                                  ===========


                                              September 30, 2003
                                     --------------------------------
                                                   Interest    Average
                                       Average      Income/    Yield/
(Dollars in thousands)                 Balance    Expense(1)  Rate(1)
------------------                   ------------ ----------- -------
Assets
Loans:(2)
   Domestic                          $24,986,259  $1,043,906    5.58 %
   Foreign(3)                          1,536,428      24,742    2.15
Securities - taxable                   8,220,231     249,073    4.04
Securities - tax-exempt                   41,168       3,045    9.86
Interest bearing
 deposits in banks                       223,937       3,014    1.80
Federal funds sold and securities
 purchased under resale agreements       932,496       8,210    1.18
Trading account assets                   322,952       2,847    1.18
                                     ------------ -----------
    Total earning assets              36,263,471   1,334,837    4.92
                                                  -----------
Allowance for credit losses             (586,418)
Cash and due from banks                2,173,775
Premises and equipment, net              508,859
Other assets                           1,666,062
                                     ------------
    Total assets                     $40,025,749
                                     ============
Liabilities
Domestic deposits:
   Interest bearing                  $10,087,830      54,194    0.72
   Savings and consumer time           3,937,051      33,583    1.14
   Large time                          2,416,606      28,995    1.60
Foreign deposits(3)                    1,269,010       8,008    0.84
                                     ------------ -----------
    Total interest bearing deposits   17,710,497     124,780    0.94
                                     ------------ -----------
Federal funds purchased and
 securities sold under
 repurchase agreements                   414,446       2,763    0.89
Commercial paper                         899,456       7,397    1.10
Other borrowed funds                     191,480       3,983    2.78
Medium and long-term debt                399,745       5,422    1.81
UnionBanCal Corporation -
 obligated mandatorily redeemable
 preferred securities of
 subsidiary grantor trust                351,594      10,930    4.15
                                     ------------ -----------
    Total borrowed funds               2,256,721      30,495    1.80
                                     ------------ -----------
    Total interest bearing
     liabilities                      19,967,218     155,275    1.04
                                                  -----------
Noninterest bearing deposits          15,159,687
Other liabilities                      1,022,854
                                     ------------
    Total liabilities                 36,149,759

Shareholders' Equity
Common equity                          3,875,990
                                     ------------
    Total shareholders' equity         3,875,990
                                     ------------
    Total liabilities and
     shareholders' equity            $40,025,749
                                     ============
Net interest income/margin
 (taxable-equivalent basis)                        1,179,562    4.35 %
Less: taxable-equivalent adjustment                    1,916
                                                  -----------
    Net interest income                           $1,177,646
                                                  ===========


(1) Yields and interest income are presented on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2) Average balances on loans outstanding include all nonperforming loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yield.

(3) Foreign loans and deposits are those loans and deposits originated in foreign branches.



               UnionBanCal Corporation and Subsidiaries
         On a Reported Earnings Basis (reference to exhibit 3)
         -----------------------------------------------------

                    Noninterest Income (Unaudited)

                                                  Percentage Change to
                    For the Three Months Ended    Sept. 30, 2003 from
                 -------------------------------  -------------------
 (Dollars in     Sept. 30,  June 30,   Sept. 30,  Sept. 30,   June 30,
  thousands)         2002       2003       2003        2002     2003
 --------------  ---------  ---------  ---------  ----------  -------
 Service
  charges on
  deposit
  accounts        $68,629    $77,942    $81,832       19.24 %   4.99 %
 Trust and
  investment
  management
  fees             35,368     33,141     35,429        0.17     6.90
 International
  commissions
  and fees         20,131     21,276     22,223       10.39     4.45
 Insurance
  commissions       6,259     16,024     15,814      152.66    (1.31)
 Card processing
  fees, net         9,068      9,340     10,335       13.97    10.65
 Merchant
  banking fees      6,819      6,191      9,312       36.56    50.41
 Foreign exchange
  trading gains,
  net               8,193      6,958      7,574       (7.56)    8.85
 Brokerage
  commissions
  and fees          9,034      8,412      7,549      (16.44)  (10.26)
 Securities
  gains (losses),
  net               1,017      9,660     (2,618)        nm        nm
 Other              4,598     14,227     14,020      204.92    (1.46)
                 ---------  ---------  ---------
  Total
   noninterest
   income        $169,116   $203,171   $201,470       19.13 %  (0.84)%
                 =========  =========  =========



                    Noninterest Expense (Unaudited)

                                                  Percentage Change to
                    For the Three Months Ended    Sept. 30, 2003 from
                 -------------------------------  -------------------
 (Dollars in     Sept. 30,  June 30,   Sept. 30,  Sept. 30,   June 30,
  thousands)         2002       2003       2003        2002     2003
 --------------  ---------  ---------  ---------  ----------  -------
 Salaries and
  other
  compensation   $152,057   $161,567   $169,705       11.61 %   5.04 %
 Employee
  benefits         30,218     37,362     35,597       17.80    (4.72)
                 ---------  ---------  ---------
  Salaries and
   employee
   benefits       182,275    198,929    205,302       12.63     3.20
 Net occupancy     27,340     32,866     31,342       14.64    (4.64)
 Equipment         16,343     16,354     15,680       (4.06)   (4.12)
 Professional
  services         10,350     13,566     12,676       22.47    (6.56)
 Communications    13,186     13,354     12,661       (3.98)   (5.19)
 Software          10,061     10,849     11,996       19.23    10.57
 Advertising and
  public relations  9,145      9,693      9,227        0.90    (4.81)
 Data processing    7,944      7,744      7,659       (3.59)   (1.10)
 Intangible asset
  amortization      1,497      3,227      2,587       72.81   (19.83)
 Foreclosed
  asset expense
  (income)             18          -        (79)         nm        nm
 Other             39,665     44,422     39,810        0.37   (10.38)
                 ---------  ---------  ---------
  Total
   noninterest
   expense       $317,824   $351,004   $348,861        9.77 %  (0.61)%
                 =========  =========  =========

nm = not meaningful




               UnionBanCal Corporation and Subsidiaries
      On an Operating Earnings Basis (reference to exhibit 4) (1)
      -----------------------------------------------------------

                    Noninterest Income (Unaudited)

                                                  Percentage Change to
                    For the Three Months Ended    Sept. 30, 2003 from
                 -------------------------------  -------------------
 (Dollars in     Sept. 30,  June 30,   Sept. 30,  Sept. 30,   June 30,
  thousands)         2002       2003       2003        2002     2003
 --------------  ---------  ---------  ---------  ----------  -------
 Service charges on
  deposit accounts    $68,629   $77,942   $81,832      19.24 %  4.99 %
 Trust and investment
  management fees      35,368    33,141    35,429       0.17    6.90
 International
  commissions and fees 20,131    21,276    22,223      10.39    4.45
 Insurance commissions  6,259    16,024    15,814     152.66   (1.31)
 Card processing
  fees, net             9,068     9,340    10,335      13.97   10.65
 Merchant banking fees  6,819     6,191     9,312      36.56   50.41
 Foreign exchange
  trading gains, net    8,193     6,958     7,574      (7.56)   8.85
 Brokerage commissions
  and fees              9,034     8,412     7,549     (16.44) (10.26)
 Securities gains
  (losses), net         1,017       647    (2,618)        nm      nm
 Other                  4,598    14,227    14,020     204.92   (1.46)
                     --------- --------- ---------
    Total noninterest
     income          $169,116  $194,158  $201,470      19.13 %  3.77 %
                     ========= ========= =========



                    Noninterest Expense (Unaudited)

                                                  Percentage Change to
                    For the Three Months Ended    Sept. 30, 2003 from
                 -------------------------------  -------------------
 (Dollars in     Sept. 30,  June 30,   Sept. 30,  Sept. 30,   June 30,
  thousands)         2002       2003       2003        2002     2003
 --------------  ---------  ---------  ---------  ----------  -------
 Salaries and other
  compensation       $152,057  $161,567  $169,705      11.61 %  5.04 %
 Employee benefits     30,218    37,362    35,597      17.80   (4.72)
                     --------- --------- ---------
    Salaries and
     employee
     benefits         182,275   198,929   205,302      12.63    3.20
 Net occupancy         27,340    28,666    31,342      14.64    9.34
 Equipment             16,343    16,354    15,680      (4.06)  (4.12)
 Professional
  services             10,350    13,566    12,676      22.47   (6.56)
 Communications        13,186    13,354    12,661      (3.98)  (5.19)
 Software              10,061    10,849    11,996      19.23   10.57
 Advertising and
  public relations      9,145     9,693     9,227       0.90   (4.81)
 Data processing        7,944     7,744     7,659      (3.59)  (1.10)
 Intangible asset
  amortization          1,497     3,227     2,587      72.81  (19.83)
 Foreclosed asset
  expense (income)         18         -       (79)        nm      nm
 Other                 39,665    44,422    39,810       0.37  (10.38)
                     --------- --------- ---------
   Total noninterest
    expense          $317,824  $346,804  $348,861       9.77 %  0.59 %
                     ========= ========= =========

nm = not meaningful

(1) See exhibit 5 for reconciliation of 'reported earnings' to 'operating earnings'.




               UnionBanCal Corporation and Subsidiaries
         On a Reported Earnings Basis (reference to exhibit 3)
         -----------------------------------------------------

                    Noninterest Income (Unaudited)

                                                            Percentage
                                                            Change to
                                     For the Nine Months    Sept. 30,
                                             Ended          2003 from
                                     ---------------------  ----------
                                     Sept. 30,   Sept. 30,   Sept. 30,
 (Dollars in thousands)                  2002        2003        2002
 ----------------------------------  --------- -----------  ---------
 Service charges on deposit accounts $204,641    $232,061      13.40 %
 Trust and investment management fees 109,680     101,245      (7.69)
 International commissions and fees    57,593      63,112       9.58
 Insurance commissions                 19,969      45,056     125.63
 Card processing fees, net             26,343      29,357      11.44
 Brokerage commissions and fees        27,614      24,614     (10.86)
 Merchant banking fees                 22,845      21,521      (5.80)
 Foreign exchange trading gains, net   21,653      21,466      (0.86)
 Securities gains (losses), net         2,986       7,042     135.83
 Other                                 11,141      44,938     303.36
                                     --------- -----------
      Total noninterest income       $504,465    $590,412      17.04 %
                                     ========= ===========


                    Noninterest Expense (Unaudited)

                                                            Percentage
                                                            Change to
                                      For the Nine Months   Sept. 30,
                                              Ended         2003 from
                                    ---------------------  ----------
                                     Sept. 30,   Sept. 30,   Sept. 30,
 (Dollars in thousands)                  2002        2003        2002
 ----------------------------------  --------- -----------  ---------
 Salaries and other compensation     $448,690    $484,333       7.94
 Employee benefits                     98,561     118,005      19.73 %
                                     --------- -----------
   Salaries and employee benefits     547,251     602,338      10.07
 Net occupancy                         75,750      91,844      21.25
 Equipment                             48,650      48,705       0.11
 Communications                        39,695      39,859       0.41
 Professional services                 30,789      38,256      24.25
 Software                              31,610      34,921      10.47
 Advertising and public relations      27,774      28,587       2.93
 Data processing                       24,475      23,887      (2.40)
 Intangible asset amortization          3,661       8,291     126.47
 Foreclosed asset expense (income)        130         (28)     nm
 Other                                116,317     125,805       8.16
                                     --------- -----------
      Total noninterest expense      $946,102  $1,042,465      10.19 %
                                     ========= ===========

nm = not meaningful



               UnionBanCal Corporation and Subsidiaries
      On an Operating Earnings Basis (reference to exhibit 4) (1)
      -----------------------------------------------------------

                    Noninterest Income (Unaudited)


                                                           Percentage
                                                            Change to
                                      For the Nine Months   Sept. 30,
                                              Ended         2003 from
                                    ---------------------  ----------
                                     Sept. 30,   Sept. 30,   Sept. 30,
 (Dollars in thousands)                  2002        2003        2002
 ----------------------------------  --------- -----------  ---------
 Service charges on deposit accounts $204,641    $232,061      13.40 %
 Trust and investment management fees 109,680     101,245      (7.69)
 International commissions and fees    57,593      63,112       9.58
 Insurance commissions                 19,969      45,056     125.63
 Card processing fees, net             26,343      29,357      11.44
 Brokerage commissions and fees        27,614      24,614     (10.86)
 Merchant banking fees                 22,845      21,521      (5.80)
 Foreign exchange trading gains, net   21,653      21,466      (0.86)
 Securities gains (losses), net         2,986      (1,971)      nm
 Other                                 11,141      44,938     303.36
                                     --------- -----------
      Total noninterest income       $504,465    $581,399      15.25 %
                                     ========= ===========



                    Noninterest Expense (Unaudited)

                                                           Percentage
                                                            Change to
                                      For the Nine Months   Sept. 30,
                                              Ended         2003 from
                                    ---------------------  ----------
                                     Sept. 30,   Sept. 30,   Sept. 30,
 (Dollars in thousands)                  2002        2003        2002
 ----------------------------------  --------- -----------  ---------
 Salaries and other compensation     $448,690    $484,333       7.94 %
 Employee benefits                     98,561     118,005      19.73
                                     --------- -----------
    Salaries and employee benefits    547,251     602,338      10.07
 Net occupancy                         75,750      87,644      15.70
 Equipment                             48,650      48,705       0.11
 Communications                        39,695      39,859       0.41
 Professional services                 30,789      38,256      24.25
 Software                              31,610      34,921      10.47
 Advertising and public relations      27,774      28,587       2.93
 Data processing                       24,475      23,887      (2.40)
 Intangible asset amortization          3,661       8,291     126.47
 Foreclosed asset expense (income)        130         (28)      nm
 Other                                116,317     125,805       8.16
                                     --------- -----------
      Total noninterest expense      $946,102  $1,038,265       9.74 %
                                     ========= ===========

nm = not meaningful

(1) See exhibit 6 for reconciliation of 'reported earnings' to 'operating earnings'.


    CONTACT: UnionBanCal Corporation
             John A. Rice, Jr., 415-765-2998 (Investor Relations)
             Stephen L. Johnson, 415-765-3252 (Public Relations)
             Michelle R. Crandall, 415-765-2780 (Investor Relations)